Exhibit 25(D)(1)(GG)

PEAR TREE QUALITY FUND

MANAGEMENT FEE WAIVER Agreement

Pear Tree Advisors, Inc. (the “Manager”) serves as the investment manager to Pear Tree Quality Fund (the “Fund”), a series of Pear Tree Funds (the “Trust”), pursuant to the Amended and Restated Management Contract dated May 1, 2008, as amended (the “Management Contract”), between the Manager and the Trust.

At such time as the Trustees of the Trust (the “Trustees”) approve this Ninth Amended and Restated Management Fee Waiver, the Manager hereby agrees for the period August 1, 2021 through July 31, 2022 (the “Waiver Period”) to waive such portion of the management fees that it would otherwise receive under the Management Contract for serving as investment manager to the Fund, such that the aggregate management fee that the Manager would receive during the Waiver Period for serving as the investment manager of the Fund would be calculated using (a) an annual rate of 0.75 percent for the first $125 million of the Fund’s Net Assets (as such term is defined in the Management Contract), and (b) an annual rate of 0.50 percent for Fund Net Assets in excess of $125 million.

This Ninth Amended and Restated Management Fee Waiver Agreement only may be rescinded, amended or modified at such time and on such terms as may be determined by the Trustees, including a majority of those Trustees who are not “interested persons” of the Trust, as such term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended. This Ninth Amended and Restated Management Fee Waiver Agreement replaces in all respects the Eighth Amended and Restated Management Fee Waiver Agreement currently in effect as of the date hereof.

PEAR TREE ADVISORS, INC.

By:	/s/ Willard L. Umphrey
Willard L. Umphrey, President

Date: August 1, 2021

Agreed and Accepted:

PEAR TREE FUNDS

By:	/s/ Willard L. Umphrey
Willard L. Umphrey, President

Date: August 1, 2021